Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

DORONI AEROSPACE, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12693

Delaware	87-3288432
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11555 Heron Bay Blvd., Suite 200 Coral Springs, FL	33076
(Address of principal executive offices)	(Zip Code)

858-621-3126
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

In this Annual Report, references to “Doroni Aerospace,” “Doroni,” “we,” “us,” “our,” or the “Company” mean Doroni Aerospace, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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Item 1. BUSINESS

Our Business

Company Overview

Doroni Aerospace, Inc. is a pre-revenue aerospace engineering and manufacturing company that is developing a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft (“eVTOL”) mobility platform. Our go-to-market product currently under development, the Doroni HI, is a two-seater personal eVTOL. We are targeting a Light Sport Aircraft (“LSA”) certification with the Federal Aviation Administration (‘FAA”) ahead of our anticipated product launch in 2028.

We were founded with the intention of delivering eVTOL technology directly to consumers, offering a safety-centric mobility option that allows people to intuitively transport themselves at a fraction of the time possible with traditional automobiles.

Simplicity and safety are among our core guiding principles, informing everything from product design, and customer/user experience, to scaling our technology. The Doroni HI-X eVTOL’s easy-to-use control system, intuitive flight design, and quick deployment were engineered to simplify the inherent complexities of helicopter and airplane flight, potentially making it accessible without the need for a traditional, commercial heavy aircraft pilot’s license that requires years of flight training.

We anticipate that we will operate direct sales channels primarily to first responders, police markets and high net worth flight enthusiasts, brand experience stores, pop-up locations in key U.S. and European markets, as well as online sales.

We were initially organized as Doroni Aerospace LLC, a Florida Limited Liability Company on May 3, 2018, and converted to a Delaware C-Corporation on October 6, 2021.

Current Prototypes

Hl Pl: The H1 Pl is a full-scale flying model and a fully working cockpit simulator with software avionics and computer systems. The Doroni Hl Pl is a two-seat personal eVTOL vehicle. Our team designed, built, tested, and successfully hovered and flew vertically and horizontally the 1850 lb. full-scale Hl Pl prototype.

H1-X : The current H1-X eVTOL prototype (“H1-X”) under development is the successor to three previous prototypes developed by the company - the Y6, XS, and Hl Pl prototypes.

Subject to successful financing, our target is to submit the H1-X to the FAA for certification in late 2027 and proceed to commercial production in 2028.

Industry and Competitors

Market Overview

In 2020, the transportation sector generated the largest share of greenhouse gas emissions in the U.S., adding to the fact that state and local governments spent $204B on highways and roads the previous year.1 Transportation, as it stands, is dealing massive damage to our planet and forces us to rely on infrastructure that is both costly and unsustainable.2 The White House has taken major steps to combat the problem, committing $39B to modernize transit and reduce carbon emissions via the Bipartisan Infrastructure Law.3

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1 https://www.urban.org/policy-centers/cross-center-initiatives/state-and-local-finance-initiative/state-and-local-backgrounders/highway-and-road-expenditures

2 https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions/

3 https://www.whitehouse.gov/bipartisan-infrastructure-law/; and https://www.whitehouse.gov/briefing-room/statements-releases/2021/l1/06/fact-sheet-

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According to Deloitte’s Advanced Air Mobility (“AAM”) Report, regarding disrupting the future of mobility, “with urbanization and population growth driving congestion in cities, AAM promises to save passengers time, improve productivity and quality of life, increase accessibility for rural and disadvantaged communities, and expand access to goods and services.”4

United States Air Mobility Regulation

As defined by the FAA, Urban Air Mobility (UAM) enables highly automated, cooperative, passenger or cargo-carrying air transportation services in and around urban areas. UAM is a subset of the Advanced Air Mobility (AAM) concept under development by the Federal Aviation Administration (FAA), National Aeronautics and Space Administration (NASA), and the industry as a whole. As a subset of AAM, UAM focuses on operations moving people and cargo in metropolitan and urban areas. The FAA’s Concept of Operations (ConOps) provides an evolving vision that continues to guide research on how to best assist UAM operations in the National Airspace System (NAS) as demand and volume grow.

In October 2024, the FAA published the ‘final rule’ for powered-lift operations, a comprehensive document outlining the necessary certification, operating rules, and other amendments essential for integrating these innovative aircraft into our existing National Airspace System (NAS). At the time of publication, FAA Administrator Mike Whitaker stated, “The FAA will continue to prioritize the safety of our system as we work to seamlessly integrate innovative technology and operations. This final rule provides the necessary framework to allow powered-lift aircraft to safely operate in our airspace… this historic rule will pave the way for accommodating wide-scale Advanced Air Mobility (AAM) operations in the future.” This rule was a landmark achievement, creating the first new category of aircraft in nearly 80 years and establishing a clear pathway for certifying and operating eVTOLs for commercial use.

The National Aeronautics and Space Administration continues to assist the FAA in developing air traffic management solutions for the future of Urban Air Mobility, which include multiple use cases for eVTOL aircraft such as cargo transportation, military and law enforcement support, and emergency/natural disaster response. In addition, the US Air Force’s AFWERX Agility Prime Program remains a key initiative, partnering with the commercial eVTOL industry to accelerate this third revolution in aerospace and establish a new class of air mobility systems.

The FAA MOSAIC RULES

In July 2025, the FAA published its final rules to enhance the safety and performance of light sport aircraft. The finalized Modernization of Special Airworthiness Certification (MOSAIC) rule puts performance-based safety standards around larger aircraft by fundamentally expanding the definition of a Light-Sport Aircraft (LSA). The rule encourages manufacturers to make LSA operations safer and more versatile while maintaining rigorous safety standards. Under the final rule, an LSA’s classification is no longer based on a strict weight limit but on its performance, primarily a clean stall speed of Vs1 <= 59 knots CAS. This change brings aircraft weighing as much as 3,000 pounds (or more, in some cases) into the LSA regulatory framework, allowing for larger and more capable designs. The rule also expands the privileges for sport pilots, allowing them to operate more complex aircraft (including those with up to four seats), fly at night, and conduct certain aerial work operations, although they remain limited to carrying only one passenger.

Regulatory Impact of the MOSAIC Rule on the Doroni H1-X

The FAA’s Modernization of Special Airworthiness Certification (MOSAIC) final rule directly impacts the Doroni H1-X by establishing the specific regulatory framework under which the aircraft can be certified, manufactured, and operated. The rule’s shift to performance-based standards, rather than strict weight limitations, is the key provision that accommodates the H1-X design within the Light-Sport Aircraft (LSA) category. The following is management’s current analysis of the impact of the new regulations on the H1-X:

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4 https://www2.deloitte.com/us/en/insights/industry/aerospace-defense/advanced-air-mobility.html

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Aircraft Certification Process

•	Defined Certification Pathway: MOSAIC provides a certification pathway for the H1-X as a Light-Sport Category Aircraft. This process utilizes industry-developed consensus standards, which is intended to be more streamlined and less costly than the type certification required for transport category aircraft (e.g., large air taxis).

•	Performance-Based Metrics: The rule eliminates the 1,320-pound weight limit and instead uses performance metrics. For powered-lift aircraft like the H1-X, this involves an equivalent means of compliance for stall speed, accommodating its vertical flight capabilities. This provision is critical for the H1-X’s eligibility as an LSA.

•	Allowance for New Technology: The regulations explicitly permit electric and hybrid propulsion systems, simplified flight controls, and advanced avionics, which are integral to the H1-X design.

Pilot Certification and Market Access

•	Operator Qualification Standard: The rule stipulates that the H1-X can be operated by a pilot holding a Sport Pilot certificate with a category/class rating for powered-lift. This is a significant distinction from other aircraft categories that require at least a Private or Commercial Pilot license, which involve more extensive training and cost.

•	Medical Requirements: For standard daytime VFR operations, a Sport Pilot may use a valid driver’s license as evidence of medical fitness. However, for night operations in the H1-X, the pilot will be required to hold either a valid FAA third-class medical certificate or operate under BasicMed.

Operational Privileges and Aircraft Utility

•	Night VFR Operations: The rule permits night VFR flight for properly equipped aircraft and qualified pilots. An H1-X equipped with the required lighting and instrumentation can be operated at night by a Sport Pilot who has received the necessary training, endorsement, and holds the requisite medical qualification.

•	IFR Capability Provision: MOSAIC allows an aircraft manufacturer to design, equip, and certify an LSA for Instrument Flight Rules (IFR). This means Doroni can produce an IFR-capable version of the H1-X. To operate it under IFR, however, the pilot must hold at least a Private Pilot certificate and an Instrument Rating.

Alignment with H1-X Performance Specifications

•	Performance Envelope: The H1-X’s design specifications fall within the new LSA performance envelope defined by MOSAIC:

o	Maximum Seating: The rule allows for up to four seats, accommodating the H1-X’s two-seat configuration. (A Sport Pilot remains limited to carrying one passenger).

o	Maximum Speed: The LSA category now permits a maximum speed of 250 knots CAS, providing ample margin for the H1-X’s projected performance.

o	Sport Pilot Stall Speed Limit: For an aircraft to be operable by a Sport Pilot, it must have a clean stall speed Vs1 <= 59 knots CAS. The H1-X’s flight characteristics are designed to comply with this performance parameter through equivalent safety standards for powered-lift.

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Airspace Access and Integration

•	Established Operational Rules: By classifying the H1-X as an LSA, the aircraft will operate under the existing and well-established visual flight rules (VFR) that govern other general aviation aircraft. This provides a clear framework for its integration into the National Airspace System without requiring entirely new airspace management structures for personal use.

eVTOL Market Segmentation

Electric vertical take-off and landing aircraft are changing the way the world thinks about air travel and redefining what is possible. We believe that there are over a few hundred different eVTOL developers globally at the moment. The market itself is divided into three primary segments, namely: Cargo, Personal, and Air Taxi.

Air Taxi

The Air Taxi segment appears to be the most high-profile, with large commercial developers like Joby, Vertical and Archer in the limelight. These air taxi eVTOLs are much larger 4-6 seater aircraft strictly intended for commercial use (not for personal use) and entail highly complicated technological challenges and complex/lengthy certification processes with the FAA. Although these are our potential competitors, to our knowledge, none of these developers have publicly announced any plans to offer vehicles for personal purchase and use. As such, we see the tremendous benefit and value of entering the market with a personal eVTOL like the Doroni Hl-X.

Cargo

The cargo market includes developers such as Elroy Air and Metro, which don’t fly a manned eVTOL and only fly cargo. By comparison, the Doroni HI-X eVTOL is designed to be a dual-use and can carry up to two passengers, pilot included, and/or cargo with a maximum payload of 500 lbs.

Personal

The personal eVTOL segment is further subdivided into 1- and 2-seater categories. 1-seaters typically have an open frame with exposed propellers, have a limited range, and are intended for leisure and recreational use. The Doroni HI-X is designed to fall under the 2-seater + payload category.

Competitors

We believe that the primary sources of competition for our service are ground-based mobility solutions, other eVTOL developers/operators, and local/regional incumbent aircraft charter services. Our competitors in the UAM market include companies such as Joby Aviation, Archer Aviation, and VolocopterGmbH. While there are differentiated approaches to vehicle designs and business models, we believe that our aircraft design and vertically integrated approach offer the greatest long- term prospects to successfully serve our customers and, in turn, to monetize the full value chain from development through operations.

Business Model and Differentiators

Our go-to-market personal eVTOL has multiple use cases across several sectors. Our business model consists of building and selling the Doroni HI-X eVTOL, generating revenue by initially primarily focusing on the personal recreational sports/leisure segment which also includes sustainable tourism and later on also targeting the emergency response, military, and law enforcement segments (subject to the regulatory constraints of the LSA regulations). The HI-X is different than other available eVTOLs on the market because it is designed with ducted propellers that would greatly increase overall safety, while also enabling a higher thrust efficiency and greatly reduced noise levels.

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In the short term, we anticipate our early adopters and potential customer base to include aviation enthusiasts, who already own a traditional luxury automobile and/or luxury electric vehicle (such as a Tesla), and are interested in owning a personal eVTOL.

Features

Our team designed an intuitive, easy-to-use aircraft control system for the HI-X based on an auto-stabilizing, multi-rotor aircraft with three axes of movement. Our unique patent for the design and aerodynamic features (Patent No. US D978,717 S) combines what we believe are the best elements of a drone and aircraft to deliver ease of use and quick deployment. We believe that this, combined with the HI’s propulsion system, present an agile vehicle capable of accomplishing a variety of tasks across several target markets.

In terms of pilot control, the aircraft’s control sticks mirror each other for right or left-handed uses, with control taken over by the last stick engaged. Pitch, roll, and yaw are integrated into this single stick, and anti-collision sensors will maintain the aircraft’s position in the event the pilot removes his/her hand from the control stick.

The Doroni HI-X is expected to be 80% charged within 25 minutes, have a cruising speed of 100 mph, a max speed of 120 mph, and a range of 60 miles.

Safety

We have incorporated many safety considerations into the design and nature of the Doroni HI-X eVTOL.

First and foremost, as a flying vehicle capable of landing in a front yard or parking in a standard two-car garage, in areas near families and children at play, ducted propellers are a crucial facet. We believe that our aesthetically pleasing, patent design (Patent No. US D978,717 S) and engineering (Patent No. US-20220081107-Al) could separate the Doroni H1-X from its competitors with enhanced overall safety while enabling a higher thrust efficiency (or more efficient in energy consumption) and greatly reduced noise levels.

Current Stage and Roadmap

Current Stage

To the best of our knowledge, we have procured nearly all the technology, components (batteries, motors, etc.), and partnerships necessary to develop the Hl-X. We are, however, still in the development stage for all of all the components required for the go-to-market product, and have not yet established a manufacturing facility or manufacturing processes.

Previous Development and Milestones

The HI Pl eVTOL prototype developed is the successor to two previous prototypes developed by us, the Y6 and XS prototypes. With the more recent of the two, the XS, we designed, built, tested, and successfully lifted off the 643 lb. full- scale prototype.

Intellectual Property

We have seven patent applications currently pending and two patents approved: Patent No. US D978,717 S (application no. 29/756587) for the design of a personal aircraft and Patent No. US-20220081107-Al (application no. 17/478,870) for utility. The first patent was filed on October 29, 2020, and published on February 21, 2023, and has a term of 15 years; the second was filed on September 17, 2021, and was approved for issuance on February 1, 2024. We intend to grow our current intellectual property to include design, aerodynamic, and battery utility patents by the end of 2026.

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Employees

We currently have two full-time employees and five full time consultants and we also work with various other independent contractors and consultants, allowing us to maintain a low full-time headcount.

Property

We maintain virtual offices at the site of our previous physical offices located at 11555 Heron Bay Blvd., Suite 200, Coral Springs, FL 33076. Our physical offices which are leased were located at 935 NW 31st Avenue, Suite F, in Pompano Beach, Florida until the lease expiration date, December 31, 2025. Effective January 1, 2026 we moved to a new leased offices located at 5553 Anglers Avenue, Building 2, Dania Beach Florida, where we lease approximately 7,000 square feet under a lease that expires on March 31, 2029. Our current rent is $12,619. Our estimated monthly common area maintenance expenses are $4,517.

Legal Proceedings

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions.

Future Roadmap

We project to have a full-scale, fully functional flying HI-X eVTOL prototype completed during 2026 and are targeting a Light-Sport Aircraft certification with the FAA ahead of the product launch in 2028 (subject to our ability to raise the needed capital).

Currently, our future development roadmap includes, but is not limited to completing the full-scale, fully functional flying Hl X prototype; the evolution of system and software architecture including protocols; testing in various conditions, i.e. weather, winds, temperatures, and working with a Designated Engineering Representative to assist the company in securing an LSA certification with the FAA.

Selected Risks Associated with Our Business

Our business expects to be subject to a number of risks and uncertainties. These risks include, but are not limited to, the following:

•	The eVTOL aircraft industry may not continue to develop, The H1-X may not be adopted by the market, the H1-X may not be certified by government authorities or it may not be an attractive alternative to existing modes of transportation, any of which could adversely affect our prospects, business, financial condition and results of operations.
•	Prospective purchasers or lessees of the H1-X may be unable to obtain the required license to personally operate it.
•	The market for urban air mobility vehicles has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.
•	There may be reluctance by consumers to adopt this new form of mobility, or unwillingness to pay our projected prices.
•	Certain localities may reject the H1-X operations due to a perceived risk of safety or burden on local communities from the H1-X operations.
•	Crashes, accidents or incidents of eVTOL aircraft involving us or our competitors could have a material adverse effect on our business, financial condition, and results of operations.
•	We may be unable to obtain regulatory approvals required to manufacture and commercialize our H1-X.
•	If current airspace regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.
•	The H1-X could fail to achieve acceptance.

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•	Developing new products and technologies entails significant risks and uncertainties.
•	Our competitors may commercialize their technology before us.
•	The H1-X may fail to achieve performance expectations.
•	We may not be able to produce the H1-X in the volumes and on the timelines we project.
•	Our financial statements include a going concern note.
•	Our intellectual property could be unenforceable or ineffective.
•	We depend on certain key personnel and must attract and retain additional talent.
•	We rely on third parties to provide parts and services essential to the success of our business.
•	We depend on technology and advanced information systems, which may fail or be subject to disruption.
•	We store personally identifiable information of consumers which is subject to vast regulation.
•	Procuring, manufacturing and selling our products internationally may present risks.
•	Natural disasters and other events beyond our control could materially adversely affect us.
•	If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.
•	This Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised.
•	If we cannot raise sufficient funds, we may not succeed.
•	No public trading market currently exists for our Preferred Shares.
•	Terms of subsequent financings may adversely impact your investment.
•	Holders of our Preferred Shares have no voting rights.
•	We are not likely to pay cash dividends in the foreseeable future.
•	We are offering Bonus Shares to certain investors, which will result in dilution to those investors to those investors who do not receive the maximum allowable shares.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Fiscal Years Ended December 31, 2025 and 2024

Results of Operation

We were organized as Doroni Aerospace LLC, a Florida limited liability company in May 2018, and converted into a Delaware corporation on October 6, 2021. Our offices are located in Dania Beach, Florida. We have developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft (’‘eVTOL”) mobility platform.

2025 Annual Period Compared to 2024 Annual Period Revenue, Cost of Goods Sold, and Gross Margin

For the year ended December 31, 2025 (the “2025 Annual Period”) and the year ended December 31, 2024 (the “2024 Annual Period”) we had no revenue, no cost of goods sold and no gross profit or loss.

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Operating Expenses

Total operating expenses for the 2025 Annual Period were $5,080,398 compared to $3,834,980 for the 2024 Annual Period representing an increase of $1,245,418. General and Administrative costs increased by $631,407 due to the following: (i) Approximately $381,000 of this increase was due higher expenses relating to our crowdfunding offering, including digital advertising, marketing and crowdfunding platform fee, (ii) legal fees increased by approximately $185,000 , related primarily to a strategic transaction previously announced by the Company, that failed to close due to a default by the strategic investor and (iii) the remaining increase of approximately $65,000 was due to increases in consulting and other expenses. Research and Development Costs costs increased by $527,858 due to the following: (i) Approximately $392,000 of this increase was related to the cost of building our non-flying full-scale prototype, and (ii) Approximately $166,000 due higher expenses relating to the expansion of our engineering team.

Loss From Operations

Our loss from operations was $5,080,398 for the year ended December 31, 2025, compared to $3,834,980 for the year ended December 31, 2024.

Net Loss

Our net loss for the year ended December 31, 2025, was $5,080,398, compared to $3,834,980 for the year ended December 31, 2024.

Liquidity and Capital Resources

As of December 31, 2025, our cash-on-hand was $311,256, compared to $388,133 on December 31, 2024.

For the year ended December 31, 2025, we raised a net amount of $3,249,564 of cash through the issuance of stock in crowdfunding campaigns, and our cash used in operating activities was $3,326,441.

For the year ended December 31, 2024, we raised a net amount of $1,885,049 of cash through the issuance of stock in crowdfunding campaigns and our cash used in operating activities was $2,082,094.

The Company is currently in the pre-revenues research and development stage and has funded its operations to date through a series of crowdfunding equity raises. We expect to continue to generate negative cash flow from operations for the next few years and to fund our operations from sale of equity securities and/or debt.

Item 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office	Approximate hours per week for part-time employees
Executive Officers
Doron Merdinger	Founder, Chief Executive Officer Secretary and Director	57	2016 – Present	Full Time
Yoram Bibring	Chief Financial Officer	68	2024 – Present	12-16
Rami Arbili	Chief Operating Officer	50	2025 – Present	Full Time
Omer Bar-Yohay	Director	46	2024 – Present	5

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There are no arrangements or understandings between executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Doron Merdinger is our founder, and has served as our Chief Executive Officer, Secretary and sole Director since November 1, 2016. He also served as our Chief Financial Officer between November 2016 and September 2023. As CEO, Mr. Merdinger’s responsibilities include overseeing the day-to-day operations of the Company and managing all strategy and business decisions. From July 2005 to November 1, 2016, Mr. Merdinger acted as the Chief Executive Officer of Merdinger House of Design where he was responsible for the day to day operations and management. Mr. Merdinger received his Bachelor of Science, International Finance from the NYU Stern School of communities Business.

Yoram Bibring has served as our Chief Financial Officer since November 2024. From September 1, 2021 until November 2023, Mr. Bibring has served as the Chief Financial Officer of Marpai Inc. In recent years, Mr. Bibring has focused on working with healthcare and technology companies. Mr. Bibring served as Chief Financial Officer at Touchcast, Inc. from October 2020 to August 2021. From January 2020 to October 2020, Mr. Bibring served as Chief Financial Officer of MKM Ventures. He served as Chief Financial Officer of SundaySky, Inc. from July 2017 to March 2018. Mr. Bibring served as Chief Financial Officer at Earnix from November 2016 July 2017. Mr. Bibring is a finance and accounting veteran with over 30 years of experience. He received a B.S. from Tel Aviv University.

Rami Arbili has served as our Chief Operating Officer since April 2025. He was previously the Director of Operations at Doroni from December 2024 until March 2025. He served as the CEO and COO of Pop Global from October 2022 until October 2024, where his responsibilities included overseeing the day-to-day operations of the company and managing all strategy and business decisions. From December 2018 until September 2022 he served as the Vice President of Smartech, where his responsibilities included overseeing the day-to-day operations of the company in North and South America.

Omer Bar-Yohay has served as our director since November 2024. From November 2022 until the present Mr. Bar-Yohay has served as Founder and CEO of Data Blanket Inc. a company designing drones that support the national challenge of large-scale forest fires and support for first responders. From April 2022 until March 2023 Mr. Bar-Yohay was the President of AutoFlight which develops air taxi eVTOLs. From March 2015 until March 2022 Mr. Bar-Yohay was the Founder and CEO of Eviation which is developing the first all-electric commuter airplane. During Mr. Bar Yohay’s tenure as CEO, Eviation built a $6 billion backlog and raised $170 million in venture capital. He received a BA in history and a BSc degree in Physics from the Hebrew University of Jerusalem.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below reflects the annual compensation paid by us to our only officers and directors during the fiscal year ended December 31, 2025:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Doron Merdinger (1)	CEO & Director	$236,400	$0	$236,400
Yoram Bibring (2)	Chief Financial Officer	$96,000	$0	$96,000
Omer Bar-Yohay (3)	Director	$12,000	$0	$12,000
Rami Arbili (4)	Chief Operating Officer	$135,000	$0	$135,000

(1)	Mr. Merdinger entered into an employment agreement with the Company, effective December 1, 2022, whereby Mr. Merdinger receives a base salary of $236,400 per year.
(2)	In November 2024, Mr. Bibring entered into a Services Agreement with the Company whereby Mr. Bibring receives a monthly fee of $8,000 a month. Additional monthly fee of $17,000 will be paid to Mr. Bibring retroactive from September 3 2024, if and when the Company closes equity financings amounting to $4 million over a three-month period, at which point Mr. Bibring’s monthly fee going forward will also be adjusted to $25,000. The agreement also contains an option grant of 1,600,000 Class A common stock, vesting monthly, commencing September 3, 2024, over a 24-month period with a 3-month cliff, subject to the Service Provider’s continued engagement by the Company. Effective August 3, 2025 the Company and Mr. Bibring agreed to reduce Mr. Bibring’s position to part time and to freeze the additional monthly fee effective immediately. All other terms of Mr. Bibring’s employment agreement remained unchanged.

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(3)	Mr. Bar-Yohay entered into a Letter of Appointment whereby, for his services, he received: (a) an option to purchase up to 1,000,000 shares of Class A Common Stock, subject to a 3-year monthly vesting schedule, such that 166,667 of the Options shall vest on the six-month anniversary of the effective date (the “Cliff Date”), and the remaining 833,333 Options shall vest monthly over the thirty (30) month period following the Cliff Date in equal installments, subjects to Mr. Bar-Yohay’s continued services to the Company; and (b) $1,000 per month.
(4)	In December 2024, Mr. Arbili entered into a Services Agreement with the Company whereby Mr. Arbili’s Monthly Service Fee will be $18,000 of which $4,000 will be payable in cash (“The Monthly Cash Fee”) and the balance will be paid to Mr. Arbili retroactive from December 16, 2024 only if and when the Company closes a Qualified Financing (defined as one or a series of equity financings amounting to $4 million which close over a three-month period). The agreement also contained an option grant of 500,000 Class A common stock, vesting monthly over a 3-year period. On January 1, 2025, the Monthly Cash fee was raised to $7,000. On April 17, 2025, Mr. Arbili and the Company signed an Amendment to the Service Agreement. Under the terms of the Amendment Mr. Arbili’s Monthly Service Fee was adjusted to $20,833.33 retroactive to December 16, 2024 and the Monthly Cash Fee was raised to $10,000. On June 1, 2025, the Monthly Cash Fee was raised to $12,000 and on September 1, 2025 it was further raised to $15,000.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of all our Common Stock (including outstanding shares of Common, Common A Stock and Common B Stock ) as of April 27, 2026, based on total issued and outstanding amount of 54,091,044 Common Stock, 1,000,000 Class B Common Stock and, 30,141 Class A common stock, by each person whom we know owned, beneficially, more than 10% of the outstanding Common Stock, each of our current officers and directors, and all of the current officers and directors as a group.

We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of Class	Name and address of beneficial owner (1)	Amount and Nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Common Stock	Doron Merdinger	49,585,000 shares owned		91.67%
Class B Common Stock	Doron Merdinger	1,000,000 shares owned		100.00%
Class A Common Stock	Yoram Bibring	1,600,000 Employee Stock Options	1,400,000 vested employee options	97.89%
Class A Common Stock	Rami Arbili	1,000,000 Employee Stock Options	402,778 vested employee stock options	93.04%
Class A Common Stock	Omer Bar-Yohay	1,000,000 Employee Stock Options	500,000 vested employee stock options	94.31%
Common Stock	All executive officers and directors as a group	49,585,000 shares of Common Stock		91.33%
Class B Common Stock	All executive officers and directors as a group	1,000,000 shares owned		100.00%
Class A Common Stock	All executive officers and directors as a group	3,600,000 Employee Stock Options	2,302,778 vested employee options	98.71%

_______________________

(1)	The business address of each beneficial owner is 11555 Heron Bay Blvd Ste 200, Coral Springs, FL 33076.
(2)	The final column (Percent of Class) includes a calculation of the amount the person owns now plus the amount the person is entitled to acquire within 60 days from the date of this offering circular. That amount is then shown as a percentage of the outstanding amount of the securities of that class if no other people exercised their right to acquire these securities. The result is that a calculation of the maximum amount that person can own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

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Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Other than the employment and services agreements with our executive officers and the directors, there are no related party transactions.

Item 6. DESCRIPTION OF SECURITIES AND OTHER EVENTS

The Company has authorized Common Stock, Class A Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock and Series Seed-3 Preferred Stock.

The Company’s total number of authorized shares in its capital stock is 135,000,000 shares, comprising 65,000,000 authorized shares of Common Stock, 37,000,000 authorized shares of Class A Common Stock, 10,000,000 authorized shares of Class B Common Stock, 2,600,000 shares of Series Seed 1 Preferred Stock, 20,400,000 authorized shares of Series Seed 2 Preferred Stock and 30,000,000 authorized shares of Series Seed 3 Preferred Stock. 75,240,132 shares are outstanding on a fully diluted basis, including (a) 57,186,044 shares of Common Stock (includes 2,895,000 shares to be issued pursuant to outstanding stock options awarded under the Company’s equity incentive plan); (b) 16,963,578 shares of Class A Common Stock (including 8,935,726 shares to be issued pursuant to outstanding stock options awarded under the Company’s 2022 stock option plan, 2,389,877 reserved but unissued under the 2022 Stock Option Plan, 90,510 reserved for issuance pursuant to outstanding warrants, 2,501,218 reserved for issuance upon the conversion of outstanding Series Seed-1 Preferred Stock, 2,374,139 reserved for issuance upon the conversion of outstanding Series Seed-2 Preferred Stock and 732,477 reserved for issuance upon the conversion of outstanding Series Seed-3 Preferred Stock ), and (c) 1,000,000 shares of Class B Common Stock.

The rights of holders of our shares are governed by our Certificate of Incorporation. Our Certificate of Incorporation may be amended by our Board and by the vote of the holders of a majority of the outstanding shares of Common Stock, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board, with the approval of the holders of Common Stock, may amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock, the Class A Shares, and Series Seed Preferred.

Common Stock

Authorized Shares. The amount of security authorized is 65,000,000, with a total of 57,186,044 shares outstanding on a fully diluted basis (including 2,895,000 shares to be issued pursuant to outstanding stock options awarded under the Company’s equity incentive plan).

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders; unless required by law, no cumulative voting.

Class A Common Stock

Authorized Shares. The amount of security authorized is 37,000,000, with a total 16,963,578 shares of Class A Common Stock outstanding on a fully diluted basis (including 8,935,726 shares to be issued pursuant to outstanding stock options awarded under the Company’s 2022 stock option plan, 2,389,877 reserved but unissued under the 2022 Stock Option Plan, 90,510 reserved for issuance pursuant to outstanding warrants, 2,501,218 reserved for issuance upon the conversion of outstanding Series Seed-1 Preferred Stock, 2,368,402 reserved for issuance upon the conversion of outstanding Series Seed-2 Preferred Stock and 732,477 reserved for issuance upon the conversion of outstanding Series Seed-3 Preferred Stock) and there are no voting rights associated with Class A Common Stock.

The Class A Common shares are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

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Class B Common Stock

Class B Common Stock The amount of security authorized is 10,000,000 with a total of 1,000,000 currently outstanding. Each holder of shares of Class B Common Stock is entitled to ten (10) votes for each share of Class B Common Stock.

Series Seed-1 Preferred Shares

The Series Seed-1 Preferred Shares are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

Authorized Shares. The Company has authorized 2,600,000 Series Seed-1 Preferred Stock, with a total of 2,501,218 currently outstanding.

Conversion. Each of the Series Seed-1 Preferred is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of Class A Shares as is determined by dividing the Series Seed-1 Original Issue Price for the Series Seed-1 Preferred, which is currently $2.48, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred (the “Series Seed-1 Original Issue Price”), by the Conversion Price which equals $2.48 per share, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization. In addition, each of the Preferred Shares shall automatically convert into Class A Common Stock upon the closing of the sale of shares of Class A Common Stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (B) upon the vote or consent of the holders of the holders of a majority of the outstanding shares of Preferred Stock.

Dividends. If dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding Preferred Shares in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each Class A Share. However, this does not apply to (i) a dividend payable in Class A Shares, or (ii) the acquisition of any Class A Shares in exchange for shares of any other Class A Common Stock.

Liquidation Preference. In the event of any liquidation or winding up of the Company, or a merger, consolidation or sale of substantially all of the assets of the Company (a “Deemed Liquidation Event”), the holders of Preferred Shares shall be entitled to receive, prior to and in preference to the holders of Common Stock, an amount equal to the greater of (i) the Series Seed-1 Original Issue Price for each share of Series Seed-1 Preferred, plus any declared but unpaid dividends, and (ii) such amount per share as would have been payable had each such share been converted into Class A Shares immediately prior to such liquidation, winding up or Deemed Liquidation Event)(the “Series Seed-1 Liquidation Amount”). After the payment of the Series Seed-1 Liquidation Amount to the holders of Series Seed-1 Preferred, the remaining assets of the Company will be distributed ratably to the holders of Common Stock.

Series Seed-2 Preferred Shares

The Seed-2 Preferred Shares are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

Authorized Shares. The Company has authorized 20,400,000 Series Seed-2 Preferred Stock, with a total of 2,368,402 currently outstanding.

Conversion. Each of the Series Seed-2 Preferred is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of Class A Shares as is determined by dividing the Series Seed-2 Original Issue Price for the Series Seed-2 Preferred Shares, which is currently $2.96, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred-2 (the “Series Seed-2 Original Issue Price”), by the Conversion Price which equals $2.96 per share, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization. In addition, each of the Preferred Shares shall automatically convert into Class A Common Stock upon the closing of the sale of shares of Class A Common Stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (B) upon the vote or consent of the holders of the holders of a majority of the outstanding shares of Preferred Stock.

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Dividends. If dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding Preferred Shares in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each Class A Share. However, this does not apply to (i) a dividend payable in Class A Shares, or (ii) the acquisition of any Class A Shares in exchange for shares of any other Class A Common Stock.

Liquidation Preference. In the event of any liquidation or winding up of the Company, or a merger, consolidation or sale of substantially all of the assets of the Company (a “Deemed Liquidation Event”), the holders of Series Seed-2 Preferred shall be entitled to receive, prior to and in preference to the holders of Common Stock, an amount equal to the greater of (i) the Series Seed-2 Original Issue Price for each share of Series Seed-2 Preferred, plus any declared but unpaid dividends, and (ii) such amount per share as would have been payable had each such share been converted into Class A Shares immediately prior to such liquidation, winding up or Deemed Liquidation Event)(the “Series Seed-2 Liquidation Amount”). After the payment of the Series Seed-2 Liquidation Amount to the holders of Series Seed-2 Preferred, the remaining assets of the Company will be distributed ratably to the holders of Common Stock.

Series Seed-3 Preferred Shares

Authorized Shares. The Company has authorized 30,000,000 Series Seed-3 Preferred Stock, with a total of 732,477 currently outstanding.

Conversion. Each of the Series Seed-3 Preferred is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of Class A Shares as is determined by dividing the Series Seed-3 Original Issue Price for the Series Seed-3 Preferred Shares, which is currently $3.10, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred-3 (the “Series Seed-3 Original Issue Price”), by the Conversion Price which equals $3.10 per share, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization. In addition, each of the Preferred Shares shall automatically convert into Class A Common Stock upon the closing of the sale of shares of Class A Common Stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (B) upon the vote or consent of the holders of the holders of a majority of the outstanding shares of Preferred Stock.

Dividends. If dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding Preferred Shares in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each Class A Share. However, this does not apply to (i) a dividend payable in Class A Shares, or (ii) the acquisition of any Class A Shares in exchange for shares of any other Class A Common Stock.

Liquidation Preference. In the event of any liquidation or winding up of the Company, or a merger, consolidation or sale of substantially all of the assets of the Company (a “Deemed Liquidation Event”), the holders of Series Seed-3 Preferred shall be entitled to receive, prior to and in preference to the holders of Common Stock, an amount equal to the greater of (i) the Series Seed-3 Original Issue Price for each share of Series Seed-3 Preferred, plus any declared but unpaid dividends, and (ii) such amount per share as would have been payable had each such share been converted into Class A Shares immediately prior to such liquidation, winding up or Deemed Liquidation Event)(the “Series Seed-3 Liquidation Amount”). After the payment of the Series Seed-3 Liquidation Amount to the holders of Series Seed-3 Preferred, the remaining assets of the Company will be distributed ratably to the holders of common stock.

Voting Rights

The Series Seed-3 Preferred Stock do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock (the “Class A Common Stock”) (in which the Series Seed-3 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

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As a condition to the purchase of the Securities, upon the issuance of the Preferred Shares, the purchaser thereof agrees that the Chief Executive Officer of the Company (the “CEO”), or his or her successor, is appointed as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company’s stock is sought or upon which such holders are otherwise entitled to vote or consent by written consent, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 24 shall survive the termination or expiration of this Subscription Agreement.

What it means to be a minority holder

As a minority holder of Series Seed-3 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights with regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other holders.

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Item 7. FINANCIAL STATEMENTS

Doroni Aerospace, Inc.

(the “Company”)

a Delaware Corporation

Financial Statements with Independent Auditor’s Report

Years Ended December 31, 2025 & 2024

16

17

INDEPENDENT AUDITOR’S REPORT

To: Doroni Aerospace, Inc Management

Opinion:

We have audited the accompanying financial statements of Doroni Aerospace, Inc. (the Company), which comprise the balance sheets as of December 31, 2025 and 2024 and the related statements of operations, statement of changes in shareholders’ equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the “Auditor's Responsibilities” section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company’s ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management’s plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Other Information:

Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

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Management’s Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor’s Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ RNB Capital LLC

Indianapolis, IN

April 27, 2026

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DORONI AEROSPACE INC

BALANCE SHEETS

AS OF DECEMBER 31,	2025	2024

ASSETS
Current Assets:
Cash & Cash Equivalents	311,256	388,133
Restricted Cash	150,000	150,000
Prepaids and other current assets	95,290	110,857
Total Current Assets	556,546	648,990
Non-Current Assets:
Property and equipment, net	6,321	18,161
Right of use assets	–	178,231
Long-term deposit	46,831	–
Total Non-Current Assets	53,152	196,392
TOTAL ASSETS	609,698	845,381

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	80,941	61,297
Other current liabilities	410,202	29,476
Deferred Revenues, current	150,000	150,000
Lease Liabilities, current	–	187,155
Total Current Liabilities	641,143	427,928
Non-Current Liabilities:
Lease Liabilities, non-current	–	–
Deferred Revenues, non-current	69,895	42,010
Total Non-Current Liabilities	69,895	42,010
TOTAL LIABILITIES	711,039	469,938
EQUITY
Common Stock, $0.00001 par, 65,000,000 shares authorized, 54,291,044 and 55,291,044 shares issued and outstanding as of December 31, 2025 & 2024, respectively.	543	553
Class A Common Stock, $0.00001 par, 37,000,000 shares authorized, 30,141 shares issued and outstanding as of December 31, 2025 & 2024, respectively.	–	–
Class B Common Stock, $0.00001 par, 10,000,000 shares authorized, 1,000,000 and 0 shares authorized on December 31, 2025 & 2024 respectively	10	–
Series Seed-1 Preferred Stock, $0.00001 par, 2,600,000 shares authorized 2,501,218 shares issued and outstanding as of December 31, 2025 & 2024, respectively.	25	25
Series Seed-2 Preferred Stock, $0.00001 par, 20,400,000 shares authorized 2,374,137 and 914,675 shares issued and outstanding as of December 31, 2025 & 2024, respectively	24	9
Additional Paid In Capital	13,984,789	9,381,188
Accumulated deficit	(14,086,731)	(9,006,333)
TOTAL EQUITY	(101,340)	375,442
TOTAL LIABILITIES AND EQUITY	609,698	845,381

See Accompanying Notes to these Audited Financial Statements

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DORONI AEROSPACE INC

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,	2025	2024

Operating Expenses
Selling, General, and Administrative	$3,801,307	$3,169,900
Research and Development	1,279,091	665,080
Total Operating Expenses	5,080,398	3,834,980
Total Loss from Operations	(5,080,398)	(3,834,980)
Net Loss	$(5,080,398)	$(3,834,980)

See Accompanying Notes to these Audited Financial Statements

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DORONI AEROSPACE INC

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common Stock		Common Stock - Class A		Common Stock - Class B		Preferred - Series Seed 1		Preferred - Series Seed 2			Retained	Total
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Earnings (Deficit)	Shareholders' Equity
Beginning balance at 1/1/24	55,317,151	553	–	–	–	–	2,404,194	24	–	–	6,070,998	(5,171,353)	900,224
Share adjustment	(26,107	–	–	–	–	–	–	–	–	–	(378)	–	(378)
Issuance of Seed 1 - Preferred Stock - Dealmaker	–	–	–	–	–	–	97,024	1	–	–	170,800	–	170,801
Issuance of Seed 1 - Preferred Stock - Reg CF 4	–	–	–	–	–	–	–	–	914,674	9	1,842,728	–	1,842,737
Exercise of employee stock options	–	–	30,141	–	–	–	–	–	–	–	47,020	–	47,020
Offering Costs	–	–	–	–	–	–	–	–	–	–	(155,303)	–	(155,303)
Share -based Compensation	–	–	–	–	–	–	–	–	–	–	1,366,223	–	1,366,223
Issuance of warrants	–	–	–	–	–	–	–	–	–	–	39,100	–	39,100
Net loss	–	–	–	–	–	–	–	–	–	–	–	(3,834,980)	(3,834,980)
Ending balance at 12/31/24	55,291,044	553	30,141	–	–	–	2,501,218	25	914,674	9	9,381,188	(9,006,333)	375,442
Issuance of Seed 2 - Preferred Stock - Reg CF 4	–	–	–	–	–	–	–	–	18,132	–	53,671	–	53,671
Issuance of Seed 2 - Preferred Stock - Reg CF 5	–	–	–	–	–	–	–	–	626,243	6	1,340,465	–	1,340,471
Issuance of Seed 2 - Preferred Stock - Reg CF 6	–	–	–	–	–	–	–	–	815,088	9	1,715,107	–	1,715,116
Subscription received for Seed 3 - Preferred Stock - Reg CF 7	–	–	–	–	–	–	–	–	–	–	452,536	–	452,536
Offering Costs	–	–	–	–	–	–	–	–	–	–	(312,229)	–	(312,229)
Conversion of Founder's shares	(1,000,000	(10)	–	–	1,000,000	10	–	–	–	–	–	–	–
Share -based Compensation	–	–	–	–	–	–	–	–	–	–	1,354,052	–	1,354,052
Net loss	–	–	–	–	–	–	–	–	–	–	–	(5,080,398)	(5,080,398)
Ending balance at 12/31/25	54,291,044	543	30,141	–	1,000,000	10	2,501,218	25	2,374,137	24	13,984,789	(14,086,731)	(101,340)

See Accompanying Notes to these Audited Financial Statements

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DORONI AEROSPACE INC

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,	2025	2024

OPERATING ACTIVITIES
Net loss	$(5,080,398)	$(3,834,980)
Adjustments to reconcile Net Income to Net Cash provided by operations:
Depreciation	11,840	15,441
Share based compensation expense	1,354,052	1,366,223
Issuance of warrants for services rendered	–	39,100
Operating lease adjustments	(8,924)	19,970
Changes in operating assets and liabilities:
Long-term deposit	(46,831)	–
Prepaids and other current assets	15,567	279,118
Accounts payable	19,644	(22,243)
Other current liabilities	380,723	13,267
Deferred Revenue	27,885	42,010
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,753,957	1,752,886
Net Cash used in Operating Activities	(3,326,441)	(2,082,094)
FINANCING ACTIVITIES
Proceeds from issuance of stock, net of offering costs	3,249,564	1,885,049
Net Cash provided by Financing Activities	3,249,564	1,885,049
Cash at the beginning of the period (Including restricted cash)	538,133	735,177
Net Cash decrease for the period	(76,877)	(197,045)
Cash at the end of the period	$461,256	$538,133

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	–	–
Income taxes	–	–

Supplemental Disclosures of NonCash Investing and Financing Activities
Stock-based compensation totaled $1,354,052 and $1,366,223 for the years ended December 31, 2025 and 2024, respectively.

See Accompanying Notes to these Audited Financial Statements

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Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2025 and December 31, 2024

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Doroni Aerospace, Inc (“the Company”) was formed on May 3, 2018, as a limited liability company in the state of Florida and subsequently converted to a corporation on October 6, 2021, in the state of Delaware. The Company is a pre-revenue aerospace engineering and manufacturing company that is developing a practical, efﬁcient, and cost-effective electric vertical takeoff and landing aircraft (“eVTOL”) mobility platform. The Company’s go-to-market product, currently under development, the Doroni H1-X, is a two-seater personal eVTOL. Doroni is targeting a Light Sport Aircraft (“LSA”) certiﬁcation with the Federal Aviation Administration (“FAA”) ahead of Doroni’s anticipated product launch in 2028. The Company’s headquarters are located in Coral Springs, Florida.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company’s management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity’s Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company’s management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

24

Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2025 and December 31, 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company’s fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025, and December 31, 2024.

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Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2025 and December 31, 2024

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $461,256 and $538,133 in cash and cash equivalents as of December 31, 2025, and December 31, 2024, respectively. Of this total, $150,000 is considered restricted cash, as these funds represent refundable deposits held in a separate account and are not available for general use.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for December 31, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue Recognition,” following the five-step procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company was in the pre-revenue stage as of December 31, 2025. Customers may reserve the right to purchase the Doroni H1X by making a deposit. These deposits are recorded as deferred revenue until the product is delivered to the customer. As of December 31, 2025, and December 31, 2024, deferred revenue totaled $219,895 and $192,010, respectively. In 2024, the Company revised its deposit policy, requiring a $1,000 non-refundable deposit. As of December 31, 2025, and December 31, 2024, the total refundable portion of deferred revenue was $150,000.

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Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2025 and December 31, 2024

Selling, General and Administrative

Selling, general, and administrative expenses consist of employee and contractors' compensation, equity compensation, professional fees, operating lease expense, depreciation, utilities, travel, and other miscellaneous expenses. Additionally, SG&A includes advertising expenses related to various marketing campaigns, which totaled $721,234 and $562,554 as of December 31, 2025, and 2024, respectively.

Research and Development

Research and development costs related to the design, development, and testing of the Company’s products are expensed as incurred.

Equity-Based Compensation

The Company issues stock options to employees and non-employee contractors as compensation for services, and also issues warrants to non-employee contractors. All such share-based payment awards are accounted for in accordance with ASC 718, Compensation—Stock Compensation, which the Company applies to both employee and non-employee awards following the adoption of ASU 2018-07.

Under ASC 718, the Company measures the cost of services received in exchange for share-based awards based on the grant-date fair value of the award and recognizes that cost over the requisite service period, which is generally the vesting period. For awards granted to non-employees in exchange for services already rendered, the fair value is recognized in full at the date of grant.

The fair value of each stock option and each warrant is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The Black-Scholes model requires management to make several assumptions, which are reviewed at each grant date. The assumptions used during the periods presented are as follows:

●	Expected term — For employee and contractor stock options, the Company uses the simplified method, which takes the midpoint between the vesting date and the contractual term of the award, as the Company does not have sufficient historical exercise experience to provide a reasonable basis for estimating the expected term. For warrants issued to contractors, the expected term is generally the contractual term of the warrant, unless historical experience or other facts and circumstances indicate a shorter expected life.
●	Expected volatility — Because the Company's common stock has a limited trading history, expected volatility is estimated based on the historical volatility of a group of publicly traded peer companies over a period commensurate with the expected term of the award.
●	Risk-free interest rate — Based on the yield of U.S. Treasury securities with a term equal to the expected term of the award, as in effect at the grant date.
●	Expected dividend yield — The Company has not paid, and does not anticipate paying, cash dividends on its common stock; accordingly, the expected dividend yield is assumed to be zero.

Forfeitures of stock options are recognized as they occur. Compensation expense related to stock options and equity-classified warrants is recognized on a straight-line basis over the requisite service period of the award.

Warrants that do not meet the criteria for equity classification are recorded as liabilities at fair value, with subsequent changes in fair value recognized in earnings each reporting period until the warrants are exercised, expire, or are otherwise extinguished.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

27

Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2025 and December 31, 2024

NOTE 3 – PROPERTY, PLANT, AND EQUIPMENT

A summary of the Company’s property and equipment is below.

Property Type	Useful Life in Years	2025	2024
Furniture and Fixtures	3	$2,600	$2,600
Computers	3	23,191	23,191
Tools, machinery, and equipment	3	20,892	20,892
Less Accumulated Depreciation		(40,362)	(28,522)
Totals		$6,321	$18,161

Depreciation expense as of December 31, 2025, and 2024 was $11,840 and $15,441, respectively.

NOTE 4 – INCOME TAX

As of December 31, 2025, and December 31, 2024, significant components of the Company’s deferred tax assets and liabilities were as follows:

	2025	2024
Net Operating Loss Carryforwards	$3,842,302	$2,495,996
Depreciation (difference in methods/timing)	–	1,370
Other Temporary Differences	358,824	(90,259)
Gross Deferred Tax Asset	4,201,126	2,407,107

Less: Valuation Allowance	(4,201,126)	(2,407,107)
Net Deferred Tax Asset (Liability)	$–	$–

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and the absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2025, and December 31, 2024, the Company had federal and state net operating loss carryforwards of approximately $14,499,252 and $9,418,854, respectively. As of December 31, 2025, the Company expects to have federal and state net operating loss carryforwards; however, the Company’s 2025 federal and state income tax returns have not yet been completed. Accordingly, the amount of net operating loss carryforwards as of December 31, 2025, is preliminary and subject to adjustment upon completion of the 2025 tax filings. Federal and Florida NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation.

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Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2025 and December 31, 2024

Components of Income Tax Expense (Benefit)

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

Component	2025	2024
Current tax expense	$–	$–
Deferred tax expense (benefit)	4,201,126	2,407,107
Valuation Allowance	(4,201,126)	(2,407,107)
Net Deferred Tax Asset (Liability)	$–	$–

Income Taxes Paid
	2025	2024
Federal	$–	$–
State	–	–
Foreign	–	–
Net Deferred Tax Asset (Liability)	$–	$–

The reconciliation of the U.S. federal statutory tax rate to the Company’s effective tax rate is as follows:

	2025		2024
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	$(1,066,884)	$21.00%	$(805,346)	$21.00%
State taxes, net of federal benefit	(441,995)	8.70%	(333,643)	8.70%
Change in Valuation Allowance	1,508,878	-29.70%	1,138,989	-29.70%
Total Income Tax Expense (benefit)	$–	$–	$–	$–

Explanation of Significant Reconciling Items:

The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:

The Company had no material uncertain tax positions as of December 31, 2025, and December 31, 2024. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2025. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management’s estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

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Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2025 and December 31, 2024

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

During the years ended December 31, 2025, and December 31, 2024, the Company engaged certain members of management as independent contractors rather than employees. The total payments made to these related parties for services rendered amounted to $310,666 and $259,696, respectively.

NOTE 6 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

On November 30, 2022, the Company entered into an operating lease agreement for approximately 10,966  square feet of office and warehouse space located in Pompano Beach,  Florida. The lease commenced on January 1, 2023 and expired on December 31, 2025. See Note 9 for disclosure of a new facility lease entered into subsequent to year-end.

NOTE 7 – LIABILITIES AND DEBT

As of December 31, 2025, and December 31, 2024, the Company did not have any debt obligations. The Company’s liabilities at those dates consisted solely of operating expenses payable, such as accounts payable and accrued expenses incurred in the normal course of business.

NOTE 8 – EQUITY

Common Stock

The Company is authorized to issue 65,000,000 shares designated as Common Stock with a par value of $0.00001. As of December 31, 2025, and December 31, 2024, 54,291,044 and 55,291,044 Common Shares have been issued and outstanding, respectively.

Class A Common Stock

The Company is authorized to issue 37,000,000 shares designated as Class A Common Stock with a par value of $0.00001. As of December 31, 2025, and December 31, 2024, 30,141 class A Common Stock have been issued and outstanding, respectively.

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Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2025 and December 31, 2024

Class B Common Stock

In February 2025, the Company created a new class of shares, Common Stock class B par value $0.00001 per share ("Common B"). Each Common B share has identical rights to a Common Stock share, except that each vote of one Common B share is equal to 10 votes of a Common Stock share. In connection with the creation of this class, the Board of Directors approved the conversion of 1,000,000 founder-held shares of common stock into 1,000,000 shares of Common B during 2025. As of December 31, 2025, 1,000,000 shares of Common B were issued and outstanding.

Series Seed-1 Preferred Stock

The Company is authorized to issue 2,600,000 shares designated as Series Seed-1 Preferred Stock with a par value of $0.00001. As of December 31, 2025, and December 31, 2024, 2,501,218 Series Seed-1 Preferred Stock have been issued and outstanding.

Series Seed-2 Preferred Stock

The Company is authorized to issue 20,400,000 shares designated as Series Seed-2 Preferred Stock with a par value of $0.00001. As of December 31, 2025, and December 31, 2024, 2,374,137 and 914,674 Series Seed-2 Preferred Stock have been issued and outstanding, respectively.

Series Seed-3 Preferred Stock

On November 4, 2025, the Company authorized 3,000,000 shares of Series Seed-3 Preferred Stock with a par value of $0.00001 per share. On December 1, 2025, the Company increased the authorized shares of Series Seed-3 Preferred Stock to 30,000,000. As of December 31, 2025, no shares of Series Seed-3 Preferred Stock had been issued and outstanding.

Equity-Based Compensation

The following is an analysis of the Company's nonvested employee stock options issued to employees as compensation:

	Nonvested Options	Weighted Average Fair Value
Nonvested shares, January 1, 2024	3,202,639	0.18
Granted	5,967,115	0.51
Vested	(3,343,782)	0.35
Forfeited	(1,465,139)	0.15
Nonvested shares, December 31, 2024	3,860,833	0.54
Granted	2,215,000	0.54
Vested	(2,744,792)	0.49
Forfeited	(265,417)	0.18
Nonvested shares, December 31, 2025	3,065,625	0.61

31

Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2025 and December 31, 2024

The following presents an analysis of the Company's outstanding employee stock options :

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2024	7,063,611	0.77
Granted	5,967,115	1.07
Exercised	(81,250)	1.56
Expired/cancelled	(1,768,750)	0.52
Total options outstanding, December 31, 2024	10,680,726	0.97
Granted	2,215,000	0.89
Exercised	–	–
Expired/cancelled	(965,000)	2.25
Total options outstanding, December 31, 2025	11,930,726	0.85
Options exercisable, December 31, 2025	8,865,101	0.83

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2025:

Exercise Price	Number Outstanding	Expiration Date
1	20,000	10/31/2030
2	70,510	10/17/2028
	90,510

A summary of the warrant activity for the years ended December 31, 2025, and 2024 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Outstanding as of December 31, 2024	–	–	–
Grants	90,510	1.56	4.25
Exercised	–	–	–
Canceled	–	–	–
Outstanding as of December 31, 2025	90,510	1.56	4.25

Vested on December 31, 2025	90,510	1.56	4.25
Exercisable on December 31, 2025	90,510	1.56	4.25

32

Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2025 and December 31, 2024

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 27, 2026, the date these financial statements were available to be issued.

In February 2026, the Company completed its Regulation Crowdfunding (“Reg CF”) offering, which commenced in November 2025, together with a concurrent private placement. The combined offerings generated aggregate gross proceeds of approximately $1.97 million prior to deduction of offering costs, in exchange for which the Company issued 732,477 shares of its Series Seed-3 Preferred Stock.

In March 2026, the Company commenced a Reg A offering campaign of Series Seed - 3 Preferred Shares. As of April 27, 2026, approximately $1.8 million had been raised in this campaign before related marketing expenses and offering costs.

On December 12, 2025, the Company entered into a lease agreement for premises located at Hollywood Park 2, 5553 Anglers Avenue, Building 2, Dania Beach, Florida 33312, with a term commencing on January 1, 2026 and expiring on March 31, 2029.

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Item 8. INDEX TO EXHIBITS

		Form	Exhibit	Filing Date
2.1	Amended and Restated Certificate of Incorporation	1-A	2.1	February 26, 2026

2.2	Bylaws	1-A	2.2	February 26, 2026

4.1	Form of Subscription Agreement	1-A	4.1	February 26, 2026

6.10	Agreement with DealMaker*

*Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Doroni Aerospace, Inc.

By	/s/ Doron Merdinger
Doron Merdinger, Chief Executive Officer

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Doron Merdinger
Doron Merdinger, Chief Executive Officer
Date: April 30, 2026

By	/s/ Yoram Bibring
Yoram Bibring, Chief Financial Officer, Principal Accounting Officer
Date: April 30, 2026

By	/s/ Omer Bar-Yohay
Omer Bar-Yohay, Director
Date: April 30, 2026

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